UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: August 26, 2021

Commission File No. 001-33811

NAVIOS MARITIME PARTNERS L.P.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐     No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NAVIOS MARITIME PARTNERS L.P.

FORM 6-K

This Report on Form 6-K is hereby incorporated by reference into the Navios Maritime Partners L.P. Registration Statement on Form F-3, File No. 333-237934

Merger

On August 25, 2021, Navios Maritime Partners L.P. (“NMM”) and its direct wholly-owned subsidiary Navios Acquisition Merger Sub. Inc. (“Merger Sub”) entered into an Agreement and Plan of Merger with Navios Maritime Acquisition Corporation (the “NNA”) (the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into NNA, with NNA being the surviving entity (the “Merger”). Upon consummation of the Merger, NNA will become wholly owned by NMM. The Merger Agreement was unanimously approved by a special committee of the board of directors of NNA and its board of directors and by NMM’s conflicts committee and its board of directors.

Under the terms of the Merger Agreement, upon consummation of the Merger, each outstanding share of common stock of NNA (such shares, the “NNA Common Stock”) that is held by a holder other than NMM, NNA and their respective subsidiaries will be converted into the right to receive 0.1275 of a common unit of NMM

Pursuant to the Merger Agreement, NMM will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4, which will include a proxy statement/prospectus describing the Merger and NMM’s common units to be issued in the Merger. After the registration statement is declared effective by the SEC, the proxy statement/prospectus will be mailed to holders of NNA Common Stock and NNA will hold a special meeting of the holders of NNA Common Stock (the “NNA Stockholders’ Meeting”) to vote on the Merger Agreement and the Merger.

The closing of the Merger is conditioned upon, among other things:

•

the approval of the Merger Agreement and the Merger by at least a majority of the outstanding shares of NNA Common Stock of the NNA Stockholders’ Meeting (such approval, the “NNA Stockholder Approval”);

•	the registration statement on Form F-4 referred to above having been declared effective by the SEC;

•	the absence of legal injunctions or impediments prohibiting the transactions contemplated by the Merger Agreement; and

•	the approval of the listing on the New York Stock Exchange, subject to official notice of issuance, of the common units of NMM to be issued in the Merger.

Under the terms of the Merger Agreement, NMM, which, subsequent to the Equity Issuance described below, beneficially owns 44,117,647 shares of NNA Common Stock or approximately 62.4% of the outstanding shares of NNA Common Stock, has agreed to vote those shares of NNA Common Stock in favor of the Merger and the Merger Agreement at the NNA Stockholders’ Meeting.

The Merger Agreement contains (i) customary representations and warranties of NMM and NNA and (ii) covenants of NMM and NNA with respect to, among other things, certain actions taken (or not to be taken) prior to the closing of the Merger. In addition, NNA has agreed to customary restrictions on its ability to solicit alternative acquisition proposals from third parties and engage in discussions or negotiations with third parties regarding acquisition proposals, subject to certain exceptions. The NNA board of directors (acting upon the recommendation of the NNA special committee) may change its recommendation with respect to the Merger in certain circumstances described in the Merger Agreement.

The Merger Agreement contains provisions granting both NMM and NNA the right to terminate the Merger Agreement for certain reasons, including, among others, if (i) the closing has not occurred by August 31, 2022 (the “Outside Date”), (ii) any governmental authority has issued an order, decree or ruling, or taken any other action (including the enactment of any statute, rule regulation, decree or executive order) enjoining or prohibiting the Merger, or (iii) under certain conditions, there has been a material breach of any of the representations, warranties, covenants or agreements set forth in the Merger Agreement by a party to the Merger Agreement that is not cured by the Outside Date.

The Merger Agreement provides that upon termination of the Merger Agreement in connection with a material breach by NMM or NNA (as applicable), the other party will be entitled to expense reimbursement of $1,000,000.

NMM Loan Agreement

In connection with the execution of the Merger Agreement, on August 24, 2021, NNA and NMM entered into a loan agreement (the “NMM Loan Agreement”) under which NMM agreed to make available to NNA a working capital facility of up to $45,000,000. As of the date hereof, the full amount of the facility has been drawn by NNA. The full amounts borrowed, including accrued and unpaid interest are due and payable on the date that is one year following the date of the draw. The facility bears interest at the rate of 11.50% per annum.

Redemption and Discharge of Ship Mortgage Notes

Pursuant to the Merger Agreement, on August 26, 2021, NNA called for redemption of all of its outstanding 8.125% First Priority Ship Mortgage Notes due November 15, 2021 (the “Ship Mortgage Notes”) and remitted to the indenture trustee the aggregate redemption price payable to the holders of the Ship Mortgage Notes to satisfy and discharge NNA’s obligations under the indenture relating to the Ship Mortgage Notes. The redemption date for the Ship Mortgage Notes will be September 25, 2021.

NNA funded the approximately $397,478,000 aggregate redemption price with net proceeds from (i) the purchase by NMM pursuant to the Merger Agreement of 44,117,647 newly issued shares of NNA Common Stock for an aggregate purchase price of $150,000,000, or $3.40 per share (the “Equity Issuance”), and (ii) new secured borrowings by NNA and its subsidiaries. The shares of NNA Common Stock purchased by NMM pursuant to the Equity Issuance will be cancelled in the Merger for no consideration.

The foregoing descriptions of the Merger Agreement and the NMM Loan Agreement and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by reference to the respective agreements. Copies of the Merger Agreement and the NMM Loan Agreement are Exhibits 4.1 and 4.2 hereto and the terms of which are incorporated herein by reference.

The Merger Agreement and NMM Loan Agreement are incorporated herein by reference to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual or financial information about NMM, NNA, the other parties thereto or any of their respective subsidiaries and affiliates. The representations, warranties and covenants contained in the applicable agreement were made only for purposes of those agreements and as of specific dates, were solely for the benefit of the parties thereto, may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties thereto instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of NMM, NNA, the other parties to the applicable agreements or any of their respective subsidiaries and affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the dates of the applicable agreements, which subsequent information may or may not be fully reflected in public disclosures by NMM and NNA. The applicable agreement should not be read alone, but should instead be read in conjunction with the other information regarding the companies and the Merger and the other transactions that will be contained in, or incorporated by reference into, the registration statement that NMM will file in connection with the Merger, as well as in the other filings that each of NMM and NNA make with the SEC.

Press Release

On August 26, 2021, NMM and NNA issued a joint press release, announcing the entry into the Merger Agreement, and the other related transactions as described herein. A copy of this press release is furnished and attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Important Information

In connection with the proposed Merger, NMM will file a registration statement and a related proxy/prospectus with the SEC. Investors are urged to read the registration statement and the related proxy statement/prospectus (including all amendments and supplements) because they will contain important information regarding the NMM common units and the Merger. Investors may obtain free copies of the registration statement and the related proxy/prospectus when they become available, as well as other filings containing information about NMM and NNA, without charge, at the SEC’s website (www.sec.gov).

This communication may contain “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “intend,” “will,” “should,” and similar expressions, as they relate to NMM and NNA and their respective subsidiaries are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. Neither NMM nor NNA assume any obligation to update any forward-looking statement as a result of new information or future events or developments, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: August 26, 2021

EXHIBIT INDEX

Exhibit No.	Exhibit

4.1	Agreement and Plan of Merger, dated August 25, 2021, by and among Navios Maritime Acquisition Corporation, Navios Maritime Partners L.P. and Navios Acquisition Merger Sub, Inc. (incorporated by reference to Exhibit 4.1 of Form 6-K filed by Navios Maritime Acquisition Corporation on August 26, 2021).

4.2	Loan Agreement, dated August 24, 2021, by and between Navios Maritime Acquisition Corporation and Navios Maritime Partners, L.P. (incorporated by reference to Exhibit 4.6 of Form 6-K filed by Navios Maritime Acquisition Corporation on August 26, 2021).

99.1	Press Release dated August 26, 2021 (incorporated by reference to Exhibit 99.1 of Form 6-K filed by Navios Maritime Acquisition Corporation on August 26, 2021).